MALONE & BAILEY, PC

Certified Public Accountants

March 14, 2007

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

RE: Hesperia Holding, Inc.

We have read the statements under Item 4 of the Form 8-K report regarding the recent change of auditors. We agree with all statements pertaining to us except for the additional information as follows:

Malone & Bailey, PC did not complete its audit of the Registrant's financial statements from the time they were engaged (July 26, 2005) through the date of the termination of their engagement (November 6, 2006). The audit could not be completed due to the failure of the Registrant to properly record certain derivative liabilities related to its financing and equity instruments during the period under audit and dating to prior periods audited by a predecessor auditor. The predecessor auditor would not communicate with Malone & Bailey, PC. The Registrant failed to obtain the consent of the prior auditor to reissue its previously issued audit opinion and the consent of the prior auditor for certain restated amounts related to Registrant's debt instruments for the 2004 fiscal year or, alternatively, to provide requested documentation to re-audit the 2004 fiscal year. The Registrant did not make available sufficient supporting documents for its derivative liabilities and related party transactions to complete the 2005 audit.

Other than the items described above, we have no other basis to agree or disagree with statements pertaining to the successor accountants.

Malone & Bailey, PC

www.malone-bailey.com

Houston, Texas

Registered Public Company Accounting Oversight Board

AICPA Center for Public Company Audit Firms

Texas Society of Certified Public Accountants

2925 Briarpark, Suite 930 | Houston, TX 77042

(713) 266-0530 - voice | (713) 266-1815 - fax | www.malone-bailey.com